                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 2004

                         Commission File Number 1-13953

                                W. R. GRACE & CO.
                           SAVINGS AND INVESTMENT PLAN

                                W. R. GRACE & CO.
                                7500 GRACE DRIVE
                            COLUMBIA, MARYLAND 21044

                          W. R. GRACE & CO.
                          SAVINGS AND INVESTMENT PLAN
                          DECEMBER 31, 2004 AND 2003

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
W. R. Grace & Co. Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the W. R. Grace & Co. Savings and Investment Plan (the "Plan"), at December
31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974. This
supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, Virginia
June 24, 2005

                                      -1-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                             DECEMBER 31,
                                                     ---------------------------
                                                         2004           2003
                                                     ------------   ------------
                      ASSETS

Investments, at fair value
   Guaranteed Investment Contracts                   $259,153,667   $243,668,794
   Mutual Funds                                       240,513,708    205,217,070
   Grace Common Stock                                          --     20,921,043
   Participant Loans                                    6,822,870      5,870,377

Receivables
   Contributions Receivable
      Participants                                         92,510        236,359
      Employer                                             55,035         95,313
                                                     ------------   ------------
                                                          147,545        331,672
                                                     ------------   ------------
                                                      506,637,790    476,008,956

                    LIABILITIES

Accrued Administrative Expenses                            31,236          8,870
                                                     ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                    $506,606,554   $476,000,086
                                                     ============   ============

   The accompanying notes are an integral part of these financial statements.

                                      -2-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                          FOR THE YEAR ENDED
                                                             DECEMBER 31,
                                                     ---------------------------
                                                         2004          2003
                                                     ------------   ------------
ADDITIONS
   Additions to net assets attributable to:
      Contributions
         Participants                                $ 19,714,794   $ 19,342,655
         Employer                                      11,465,468     11,475,402
                                                     ------------   ------------
                                                       31,180,262     30,818,057
                                                     ------------   ------------

   Investment income:
      Interest and dividends                           16,885,516     14,418,848
      Net appreciation in fair value of investments    25,516,207     46,856,191
                                                     ------------   ------------
                                                       42,401,723     61,275,039
                                                     ------------   ------------
         TOTAL ADDITIONS                               73,581,985     92,093,096
                                                     ------------   ------------

DEDUCTIONS
   Deductions from net assets attributable to:
      Participant withdrawals                          42,911,265     33,782,608
      Administrative expenses                              64,252        236,995
                                                     ------------   ------------
         TOTAL DEDUCTIONS                              42,975,517     34,019,603
                                                     ------------   ------------

NET INCREASE                                           30,606,468     58,073,493

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                  476,000,086    417,926,593
                                                     ------------   ------------

END OF YEAR                                          $506,606,554   $476,000,086
                                                     ============   ============

   The accompanying notes are an integral part of these financial statements.

                                      -3-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the W. R. Grace & Co. Savings and Investment
     Plan (the "Plan") provides only general information. Participants should refer to the text of the Plan, the Summary Plan Description, and the
     Prospectus Supplement for the Plan for more complete information.

     GENERAL

     On April 2, 2001, W. R. Grace & Co. ("Grace") and 61 of its U.S.
     subsidiaries and affiliates (collectively, the "Company") filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the
     United States Bankruptcy Court for the District of Delaware (the
     "Bankruptcy Court"). The Bankruptcy Court approved on April 2, 2001 an order that authorized the debtors and debtors in possession under the bankruptcy filing, to pay, in their sole discretion, employee benefits, including employer contributions under the Plan. Under the Court's authorization, Grace has continued to meet its obligations under the Plan.
     Should the Plan terminate as a result of Chapter 11 proceedings, Company contributions would cease and the net assets of the Plan would be distributed in accordance with the provisions of the documents governing the Plan.

     The Plan is a defined contribution plan originally adopted effective
     September 1, 1976, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security
     Act of 1974, as amended ("ERISA"). Fidelity Management Trust Company
     ("Fidelity" or "Trustee") administers the Plan's recordkeeping and serves as the Plan's trustee and custodian.

     ELIGIBILITY AND VESTING

     Any salaried and hourly employee of Grace or its U.S. subsidiaries who is in an eligible employment classification and who has completed three months of service is eligible for participation.

     A participant's interest (employee contributions, Company contributions, and earnings thereon) in the Plan is always fully vested.

     CONTRIBUTIONS

     Effective July 1, 2004, participants may elect to contribute to the Plan 2%
     to 25% of their compensation (which, for purposes of the Plan, consists of salary and/or commissions, incentive compensation, and bonus awards
     (excluding long-term incentive bonuses and retention bonuses)). Prior to
     July 1, 2004, participants could elect to contribute to the Plan 2% to 16%
     of their compensation, as defined.

     Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal
     Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $13,000 and $12,000 for 2004 and 2003, respectively. Federal income tax law limited the annual compensation on which tax-qualified plan benefits may be based to $205,000 and $200,000 for
     2004 and 2003, respectively.

     The Company contributes 100% of the first 6% of base compensation that a participant contributes to the Plan. Therefore, the maximum Company contribution is 6% of a participant's compensation.

                                      -4-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Company contributions are allocated to investment options in accordance with the participant's investment election.

     The Plan offers 27 mutual funds and a Fixed Income Fund comprised principally of guaranteed investment contracts as investment options for participants. The Plan offered Grace Common Stock as an investment option for participants until February 27, 2004.

     The Plan provides that a statement of each participant's account be sent to the participant not less frequently than once in each Plan year.

     Additionally, on any business day, participants may allocate their future contributions among any of the investment options and may transfer the amounts related to their prior contributions in any of the investment options to other investment options. All investment options are participant-directed.

     MANAGEMENT OF GRACE COMMON STOCK

     On December 15, 2003, Grace retained State Street Bank and Trust Company
     ("State Street") to act as the investment manager and independent fiduciary of the Grace Common Stock within the Grace Savings and Investment Plan. The
     Bankruptcy Court approved the retention of State Street. In February 2004,
     State Street commenced selling Grace common stock on the open market. Under this selling program, State Street directed the sale of approximately
     932,000 shares of Grace common stock (ranging in price from $2.75 to $3.19 per share) on the open market and further negotiated and executed the sale of all of the remaining shares (approximately 6,273,000) of Grace common stock on April 16, 2004 at a price of $3.50 per share. In addition, approximately 935,000 shares were sold in participant-directed transactions during the period from January 1, 2004 through April 7, 2004.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution, the applicable allocation of the Company's contribution, and an appropriate allocation of Plan earnings (losses), and charged with an allocation for administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is limited to the vested benefit that can be provided from the participant's account.

     PARTICIPANT LOANS

     Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general-purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate on the loan is set on the application date and equals the prime interest rate on the last business day of the preceding calendar quarter plus 2 percent. The interest rate and repayment amounts for the loans are fixed for the term of the loan; loans are repaid in periodic installments, depending on the loan provisions.
     Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

     Active loans bear interest rates that range from 6.0% to 11.5% with maturity dates ranging from 2005 through 2024. Interest paid on loans is credited to the individual investment options from which the loan was taken.

                                      -5-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     PAYMENT OF BENEFITS

     Upon disability, retirement, or other termination of service, a participant who is not eligible to elect or who does not elect to defer the distribution may elect to receive his/her vested benefit in the form of a single lump sum payment or annual or quarterly installment payments if the vested balance exceeds $5,000. For amounts less than $5,000, a single lump sum payment is made.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounts of the Plan are maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with accounting principles generally accepted in the United
     States of America ("GAAP").

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments in publicly traded securities and mutual funds are stated at fair value. Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in guaranteed investment contracts held in the Fixed
     Income Fund (see Note 4) are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of publicly traded securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.

     Income of each investment option is reinvested in that option. Investment management of the Fixed Income Fund and investment oversight of the
     Fidelity Mutual Funds is the responsibility of the Investment and Benefits
     Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

     Prior to April 14, 2003, the Plan recorded a realized gain or loss on Grace
     Common Stock Fund units distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the units distributed. The cost of securities sold was determined on the basis of average cost, and a gain or loss was recorded equal to the difference between average cost and the sale price. On April
     14, 2003, the Grace Stock Fund converted from the unitized method of trading to real time trading, which allowed participants to sell Grace common stock by directly submitting orders to the stock market.
     Accordingly, effective April 14, 2003, participants held shares rather than units of Grace common stock. At December 31, 2003 the value of Grace's common stock was $2.57 per share. On April 16, 2004 State Street sold all the remaining shares of Grace common stock at a price of $3.50 per share;
     see Note 1 for further information.

     The Plan presents in the Statement of Changes in Net Assets Available for
     Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation
     (depreciation) on those investments.

     PAYMENT OF BENEFITS

     The Plan recognizes benefits when paid.

                                      -6-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     RECLASSIFICATIONS

     Certain amounts in prior years' Financial Statements have been reclassified to conform to the 2004 presentation.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with GAAP requires the Plan fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities on the date of the financial statements. Actual amounts may differ from the estimates used.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options. Investments are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants'
     account balances and the amounts reported in the Statement of Net Assets
     Available for Benefits.

                                      -7-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS

     The following presents investments that represent five percent or more of the Plan's net assets available for benefits.

                                                             DECEMBER 31,
                                                      --------------------------
                                                          2004          2003
                                                      -----------    -----------
     Guaranteed Investment Contracts ("GICs")
        State Street Bank & Trust Co.,
           5.10% and 5.93%, respectively              $89,431,509    $78,810,840
        AEGON Institutional Markets,
           4.33% and 4.72%, respectively               87,242,024     83,634,410
        CDC IXIS, 5.76% and 5.04%, respectively        74,274,190     62,523,169

     Fidelity Management Trust Company
        Fidelity Contrafund, 805,341 and
           779,670 shares, respectively                45,695,023     38,476,688
        Fidelity Growth and Income Fund,
           741,463 and 715,963 shares, respectively    28,331,297     25,509,757
        Fidelity Balanced Fund, 1,738,868 and
           1,622,205 shares, respectively              30,986,633     27,171,941
        Fidelity Blue Chip Fund, 1,298,342 and
           1,414,927 shares, respectively              54,153,860     56,073,565

     Grace Common Stock, 0 and 8,140,484 shares,
        respectively                                           --     20,921,043

     During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                     FOR THE YEAR   FOR THE YEAR
                                                         ENDED          ENDED
                                                     DECEMBER 31,   DECEMBER 31,
                                                         2004           2003
                                                     ------------   ------------
     Mutual Funds                                     $19,038,406    $40,242,325
     Common Stock                                       6,477,801      6,613,866
                                                      -----------    -----------
                                                      $25,516,207    $46,856,191
                                                      ===========    ===========

                                      -8-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   GUARANTEED INVESTMENT CONTRACTS

     Investments in the participant-directed Fixed Income Fund consist primarily of benefit-responsive guaranteed investment contracts ("GICs") issued by various insurance companies. The Plan's GICs are stated at contract value, which approximates fair value. Contract value includes principal invested, plus interest, less benefit payments and administrative expenses. Listed below are the Plan's investments in GICs:



                                                            VALUE AT DECEMBER 31,
                                                         ---------------------------   MATURITY
                       ISSUER                     RATE       2004           2003         DATE
                       ------                     ----   ------------   ------------   --------

     GUARANTEED INVESTMENT CONTRACTS ("GICs")
     ----------------------------------------
     SEI Trust Co.                                4.44%  $  5,957,273   $ 10,625,759   various
                                                         ------------   ------------
           Total Traditional GICs                           5,957,273     10,625,759

     SYNTHETIC GICs
     --------------
     CDC IXIS                                     5.76%
        Wrapper Contract                                   (2,636,133)      (872,181)  various
        Underlying Assets:
           Interest in the UAM Trust Co. Dwight
              Target 2 Fund Master Trust                   76,910,323     63,395,350
     AEGON Institutional Markets                  4.33%
        Wrapper Contract                                   (1,152,983)    (2,356,212)  various
        Underlying Assets:
           Interest in the UAM Trust Co. Dwight
              Target 2 Fund Master Trust                   71,487,783     69,836,689
           Interest in the UAM Trust Co. Dwight
              Target 5 Fund Master Trust                   16,907,224     16,153,933
     State Street Bank & Trust Co.                5.10%
        Wrapper Contract                                   (2,743,142)    (5,251,090)  various
        Underlying Assets:
           Interest in the UAM Trust Co. Dwight
              Target 2 Fund Master Trust                   83,018,016     40,153,652
           Interest in the UAM Trust Co. Dwight
              Target 5 Fund Master Trust                    9,156,635     43,908,278
                                                         ------------   ------------
           Contract Value                                 250,947,723    224,968,419
                                                         ------------   ------------

           Total Contracts                                256,904,996    235,594,178
     Commercial Paper                             1.90%     2,248,671      8,074,616   various
                                                         ------------   ------------
     TOTAL FIXED INCOME FUND                             $259,153,667   $243,668,794
                                                         ============   ============


                                      -9-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity.
     Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the
     Plan for the investment management services amounted to $64,252 and
     $236,995 for the years ended December 31, 2004 and 2003, respectively.

     Grace, as Plan sponsor, is also a related party. The Grace Common Stock
     Fund included shares of Grace common stock. At December 31, 2004, no shares of Grace common stock were held. At December 31, 2003, the Plan held
     8,140,484 shares of Grace common stock. The fair value of the Grace Common
     Stock Fund was $20,921,043 at December 31, 2003. No purchases were made during 2004. Purchases of $19,596,606 (9,289,777 shares) were made during
     2003. Sales of $27,398,844 (8,140,484 shares) and $3,640,434 (1,149,295 shares) of Grace common stock were made during 2004 and 2003, respectively.

6.   FEDERAL INCOME TAXES

     On August 8, 2003, the Internal Revenue Service ("IRS") issued a determination letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter; however, Grace believes that the Plan remains in compliance with those requirements.

7.   PLAN TERMINATION

     Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating business unit may terminate its participation in the Plan with the approval of Grace's Board of Directors. In the event the Plan terminates, participants would receive the value of their account balances at the time of distribution.

8.   LEGAL PROCEEDINGS

     In June 2004, a purported class action complaint (Evans v. Akers et al.)
     was filed in U.S. District Court for the District of Massachusetts against
     Grace's Board of Directors, certain current and former Grace officers and employees, and others, relating to the Plan. The complaint alleges that the decline in the price of Grace common stock from July 1999 through February
     2004 resulted in significant losses to Plan participants. The complaint further alleges that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), by failing to sell or take other appropriate action with regard to Grace common stock held by the Plan during that period, and by failing to disclose to Plan participants the risk of investing in Grace common stock.
     The complaint seeks compensatory damages for the Plan from the defendants.

     On October 26, 2004, a purported class action complaint (Bunch et al. v. W.
     R. Grace & Co. et al.) also related to the Plan was filed in the U.S.
     District Court for the Eastern District of Kentucky against Grace, the
     Grace Investment and Benefits Committee, Grace's Board of Directors,
     certain current and former Grace officers and employees, and others. The complaint alleges that Grace and its investment advisors breached fiduciary duties under ERISA by selling Grace common stock from the Plan at a distressed price. The complaint further alleges that Grace breached fiduciary duties under ERISA by hiring State Street Bank and Trust Company, the investment manager for the Plan

                                      -10-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     that was retained by Grace in December 2003, to rapidly liquidate all of the employees' Grace common stock investment at an artificially low sales price.

     The defendants in these cases have moved to transfer the Bunch action to the U.S. District Court for the District of Massachusetts and will seek to consolidate it with the Evans action. Grace likely would have an obligation to indemnify the other defendants for any liability arising out of either of these lawsuits. However, Grace believes that the allegations in both lawsuits are without merit and that, in any event, any liability arising therefrom would be covered by its fiduciary liability insurance.

9.   SUBSEQUENT EVENTS

     In August 2004, Grace, through its subsidiary The Separations Group, acquired Alltech International Holdings, Inc. As a result of this acquisition, the assets from the Alltech Associates, Inc. Employees' Profit
     Sharing Plan and Trust will be transferred to the W. R. Grace & Co. Savings and Investment Plan during the third quarter of 2005.

     Beginning March 28, 2005 a terminated participant with a balance greater than $1,000 and less than $5,000 will be directly rolled over to an IRA account with Fidelity.

                                      -11-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
--------------------------------------------------------------------------------



IDENTITY OF ISSUER, BORROWER,   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                CURRENT
LESSOR, OR SIMILAR PARTY        RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE  COST**       VALUE
-----------------------------   ----------------------------------------------------  -------  ------------

Fidelity Management Trust
Company*
Mutual Funds:                   PIMCO Total Return ADM, 265,878 shares                         $  2,836,921
                                Franklin Small/Mid-Cap Growth A, 97,025 shares                    3,314,357
                                Templeton Foreign A, 135,578 shares                               1,667,607
                                AIM Core Stock, 20,397 shares                                       219,471
                                AM Cent International Growth, 104,981 shares                        951,132
                                JPM US Small Company Institutional, 66,833 shares                   920,297
                                Fidelity Contrafund, 805,341 shares                              45,695,023
                                Fidelity Equity Inc, 73,521 shares                                3,880,426
                                Fidelity Investment Growth BD, 234,437 shares                     1,765,308
                                Fidelity Growth and Income, 741,463 shares                       28,331,297
                                Fidelity OTC Portfolio, 610,916 shares                           21,192,674
                                Fidelity Europe, 72,746 shares                                    2,484,276
                                Fidelity Balanced, 1,738,868 shares                              30,986,633
                                Fidelity Blue Chip, 1,298,342 shares                             54,153,860
                                Fidelity Low PR Stock, 524,599 shares                            21,115,096
                                Fidelity Diverse International, 228,791 shares                    6,552,566
                                Fidelity Freedom Income, 61,073 shares                              688,291
                                Fidelity Freedom 2000, 8,740 shares                                 105,576
                                Fidelity Freedom 2010, 121,181 shares                             1,650,480
                                Fidelity Freedom 2020, 113,542 shares                             1,585,043
                                Fidelity Freedom 2030, 63,443 shares                                893,278
                                Spartan Total Market Index, 75,309 shares                         2,488,955
                                Spartan Extended Market Index, 38,993 shares                      1,246,984
                                Spartan International Index, 21,651 shares                          693,261
                                Spartan US Equity Index, 72,847 shares                            3,122,201
                                Fidelity US Bond Index, 149,964 shares                            1,670,604
                                Fidelity Freedom 2040, 36,528 shares                                302,091


                                      -12-

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
--------------------------------------------------------------------------------



IDENTITY OF ISSUER, BORROWER,   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                CURRENT
LESSOR, OR SIMILAR PARTY        RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE   COST**      VALUE
-----------------------------   ----------------------------------------------------   ------  -------------

Guaranteed Investment
   Contracts:
   State Street Bank &
      Trust Co.                 Interest rate of 5.10%, various maturity dates                   89,431,509
   AEGON Institutional
      Markets                   Interest rate of 4.33%, open maturity dates                      87,242,024
   CDC IXIS                     Interest rate of 5.76%, open maturity dates                      74,274,190
   SEI Trust Co.                Interest rate of 4.44%, open maturity dates                       5,957,273
STIF, held by Colchester
   Street Trust                 Interest rate of 1.90%                                            2,248,671

Loans:
   Participant Loans *          Interest Rates Vary from 6.0% to 11.5%, maturity
                                   dates ranging from Jan-2005 to Oct-2024                        6,822,870
                                                                                               ------------
                                                                                               $506,490,245
                                                                                               ============


* - Denotes a party-in-interest

** - Cost is not required as all amounts are participant directed

                                      -13-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Investment and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         W. R. GRACE & CO.
                                         SAVINGS AND INVESTMENT PLAN

                                         By: /s/ W. Brian McGowan
                                             -----------------------------------
                                             W. Brian McGowan
                                             Senior Vice President
                                             Corporate Administration

                                         By: /s/ Robert M. Tarola
                                             -----------------------------------
                                             Robert M. Tarola
                                             Senior Vice President and
                                             Chief Financial Officer

Date: June 24, 2005

                                      II-1

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION OF EXHIBIT
-----------   ----------------------
     23       Consent of Independent Registered Public Accounting Firm

                                      II-2